File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

20 July 2004

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Knowles

Gemma Knowles
Company Secretarial Assistant

Encl.

dw 9/29

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	Severn Trent Plc
2.	Name of scheme:	Severn Trent (Executive) Share Option Scheme
3.	Period of return:	From 1 November 2003 to 20 July 2004
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	782,144
5.	Number of shares issued/allotted under scheme during period:	51,310
6.	Balance under scheme not yet issued/allotted at end of period	730,834
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	750,000 Ordinary Shares of £1.00 each Date of Grant of Listing – 23 February 1996 419,364 Ordinary Shares of 65 5/19 pence each Date of Grant of Listing - 6 August 2002 397,312 Ordinary Shares of 65 5/19 pence each Date of Grant of Listing – 2 June 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

345,673,348 Ordinary Shares of 65 5/19 pence each

Contact for queries:

Name: David Chettle

Telephone: 0121 722 4543

Address: Severn Trent Plc

2297 Coventry Road, Birmingham B26 3PU

Person making return

Name: Peter P Davies

Position: Group General Counsel and Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	Severn Trent Plc
2.	Name of scheme:	Severn Trent Sharesave Scheme
3.	Period of return:	From 1 November 2003 to 20 July 2004
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	883,859
5.	Number of shares issued/allotted under scheme during period:	585,432
6.	Balance under scheme not yet issued/allotted at end of period	298,427 (Application to UKLA for block listing of 1,442,986 shares made 19/07/04)
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	3,000,000 Ordinary Shares of £1.00 each Date of Grant of Listing – 10 February 1997 3,000,000 Ordinary Shares of 65 5/19 pence each Date of Grant of Listing – 26 March 1999 928,309 Ordinary Shares of 65 5/19 pence each Date of Grant of Listing - 6 August 2002 663,726 Ordinary Shares of 65 5/19 pence each Date of Grant of Listing – 2 June 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

345,673,348 Ordinary Shares of 65 5/19 pence each

Contact for queries:	Address: Severn Trent Plc
Name: David Chettle	2297 Coventry Road, Birmingham B26 3PU
Telephone: 0121 722 4543	

Person making return

Name: Peter P Davies

Position: Group General Counsel and Company Secretary